ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 13

--------------------------------------------------------------------------------
INSURED                                                            BOND NUMBER

NEUBERGER BERMAN MANAGEMENT LLC                                     87164107B
--------------------------------------------------------------------------------
EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

AUGUST 28, 2008   DECEMBER 31, 2007 TO DECEMBER 31, 2008  /S/ CATHERINE DALTON
--------------------------------------------------------------------------------

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

            Neuberger Berman Management Inc.
      is changed to:
            Neuberger Berman Management LLC

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.




                                                                 RN8.0-00 (1/02)

                          ICI MUTUAL INSURANCE COMPANY,
                             A RISK RETENTION GROUP

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 14


________________________________________________________________________________

INSURED                                                            BOND NUMBER

NEUBERGER BERMAN MANAGEMENT LLC                                     87164107B
________________________________________________________________________________

EFFECTIVE DATE                 BOND PERIOD             AUTHORIZED REPRESENTATIVE

DECEMBER 31, 2007   DECEMBER 31, 2007 TO MARCH 31, 2009     /S/ CATHERINE DALTON
________________________________________________________________________________


In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

     12:01 a.m. on March 31, 2009

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


                                                                RN9.0-01 (10/08)

                          ICI MUTUAL INSURANCE COMPANY,
                             A RISK RETENTION GROUP

                         INVESTMENT COMPANY BLANKET BOND

                                  RIDER NO. 15


________________________________________________________________________________
INSURED                                                            BOND NUMBER

NEUBERGER BERMAN MANAGEMENT LLC                                     87164107B
________________________________________________________________________________
EFFECTIVE DATE                   BOND PERIOD           AUTHORIZED REPRESENTATIVE

MARCH 31, 2009       DECEMBER 31, 2007 TO APRIL 30, 2009    /S/ CATHERINE DALTON
________________________________________________________________________________


In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

     12:01 a.m. on April 30, 2009

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


                                                                RN9.0-01 (10/08)